Mail Stop 4561

June 2, 2006

By U.S. Mail and facsimile to (410) 951-1858

Mr. Joseph Haskins, Jr.
Chairman, President and Chief Executive Officer
Harbor Bankshares Corporation
25 West Fayette Street
Baltimore, MD 21201

> **Re:** **Harbor Bankshares Corporation**
> **Schedule 13E-3**
> **Filed May 2, 2006**
> **File No. 05-45264**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2006**
> **File No. 000-20990**

Dear Mr. Haskins:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Please list each filing person on the cover page, where appropriate.

2.   Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the

> disclosure to include all of the information required by Schedule 13E-3 and its instructions for Harbor Merger Corporation and the other Harbor Bankshares affiliates since you have included them as filing persons. This disclosure should include, but is not limited to, the filing persons' purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Preliminary Proxy Statement on Schedule 14A

General

3.   Revise to include the information required by Item 9 of Schedule 14A.

4.   Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

Cover page

5.   Please list each filing person in the appropriate location on the cover page to the Schedule 14A. Alternatively, please provide us with a legal analysis in support of your apparent conclusion that parties other than the issuer should not be deemed to be contemporaneously filing the Schedule 14A.

Introduction, page 1

6.   In accordance with Item 1(c), please provide the information requested by Rule 14a-5(e). The outcome of the security holder vote on the merger is not assured.

Summary Term Sheet Regarding the Going Private Merger, page 4

7.   Please also expand the summary term sheet to disclose each filing persons' position as to substantive and procedural fairness of this transaction to unaffiliated security holders.

8.   Disclose the anticipated time period between the vote of security holders and the closing of the merger.

9.   Please revise to more clearly disclose the parties involved in this transaction. In this regard, you should clarify that the executive officers and directors of Harbor Bankshares Corporation are affiliates engaged in the transaction and filing persons on the Schedule 13E-3.

10.   Wherever you discuss the Board's recommendation to shareholders on voting, please disclose the Board's conflict of interest in recommending the transaction.

Background of the Going Private Merger Proposal, page 11

11.   We note your disclosure that among the reasons considered for going private was the avoidance the expenses, time and effort that would be required to comply with Sarbanes-Oxley procedural and disclosure requirements. As you have noted that these requirements took effect in 2002, please clarify why the company has decided to go private at this time and what has changed, in this regard, during the last four years. Refer to Item 1013(c) of Regulation M-A.

12.   We note your disclosure on page 11 that Danielson Associates assisted you with the valuation of your common stock in the past. Please describe, with more specificity, your relationship with Danielson Associates during the past two years. Include within your discussion the amount of compensation paid during that time. See Item 1015(b)(4) of Regulation M-A.

13.   Please disclose how the Board determined the threshold of 100 shares owned as the cut-off for being cashed out of the company.

14.   Please expressly disclose what other transactions the Board considered in addition to going private using the selected transaction structure. For each of these alternatives, discuss the pros and cons the Board considered and why each alternative was abandoned. See Item 1013(b) of Regulation M-A.

15.   We refer you to your disclosure in the first paragraph on page 12. Please discuss in greater detail the "alternative structures of deregistration" considered by the Board and explain why these alternative structures were rejected in favor of the proposed transaction. Please refer to Item 1013 (b) of Regulation M-A.

16.   Please explain how the board selected a $29.00 per share price following Danielson Associates' indication that the range of values appropriate for your common stock was $28.23 to $29.63. In addition, please explain how the board selected $31.00 per share when it revised the price; if performance exceeded projections, please discuss the implications on the board's fairness determination.

Reasons for the Merger, page 12

17.   Describe any additional reasons any of the filing persons had for choosing this transaction structure. For example, we note that it appears none of the filing persons will be taxed in the transaction. Was this a factor the board considered in

structuring the transaction?

Recommendation of the Board of Directors…, page 13

18.   We note your statement that the board believes the transaction is "in the best interests" of unaffiliated security holders. Please revise the board statements to address specifically whether it believes the transaction is substantially and procedurally "fair" to unaffiliated security holders. Ensure that you have consistently made this distinction throughout the proxy statement.

19.   We note that the board's fairness determination was based on the report and opinion of Danielson Associates. As the existing disclosure otherwise notes, if a filing person relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. Please specifically disclose whether or not the board adopted the analysis of the financial advisor. In addition, please but note that a filing person cannot insulate itself from liability by relying upon another party's analyses, which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

20.   You state that the board has made its fairness determination of the price offered to shareholders based on the report and opinion of Danielson Associates; however, this opinion recommends a price range below what you intend to offer.   If material changes in the financial condition of the company have led to this price adjustment, please explain why the board does not find it necessary to obtain a new report and opinion from Danielson Associates. Additionally, given the additional fact that completion of the merger might not occur until July 2006 or later, tell us what consideration you will give to the continued reliance on Danielson Associates' report, which was issued in December 2005.

21.   We note your disclosure that the board made its fairness determination based on "other factors" in addition to the report and opinion of Danielson Associates. Please provide the disclosure required by Item 1014(b) of Regulation M-A with respect to these factors.

Recommendation of the Board of Directors…, page 14

22.   Please represent that the officers and directors holding 28.6% of the outstanding shares do not intend to exercise their rights to purchase more shares before the merger agreement is approved by shareholders.

23.   Generally the factors outlined in Instruction 2 to Item 1014 are considered

relevant in assessing the fairness of the consideration to be received in the going private merger. We do not see a discussion of the going concern value. Please provide it, or, if it was not deemed relevant in the context of your merger, or was given little weight, please disclose that fact.

24. It is unclear why the board believes that the transaction is procedurally fair to the unaffiliated security holders despite the fact that the merger does not require at least a majority of unaffiliated security holders. Similarly, explain why the board determined that obtaining counsel or appraisal services is not "necessary or customary" for the unaffiliated security holders. Also, explain why you believe that the transaction is procedurally fair to the unaffiliated security holders without this safeguard.

25. Did the board consider any negative factors in making its fairness determinations?

Opinion of Financial Advisor, page 14

26. Advise us why Danielson Associates was not asked to opine on the fairness of the going private transaction to unaffiliated shareholders as a separate group. The opinion seems to be directed to all shareholders, including those receiving cash and those remaining shareholders.

27. We note your disclosure that Danielson Associates reviewed "certain business and financial information," discussed "prospects of Harbor with its senior executives" and considered "such other factors as it deemed appropriate." Please note that any non-public information used by Danielson Associates in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Danielson Associates and used to formulate its opinion, including the specific assumptions outlined in Danielson Associates' fairness opinion and report.

28. Although we understand that you filed the opinion of Danielson Associates as an exhibit, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit. In this regard, supplementally confirm that you have described in detail all oral presentations made to the board by Danielson Associates concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits any materials used

to present information to the board such as board books, slides, etc.

29.   Please explain in greater detail the significance of the Comparable Companies analysis performed by Danielson Associates and how, if at all, the results of this analysis support the determination that the merger consideration is fair. The ratio analysis discussion is confusing and should be revised to provide the insight necessary for a meaningful understanding of Danielson Associates' analysis.

Price Adjustment Since Opinion Date, page 18

30.   As requested above, please elaborate on how the Board determined the price of $31.00 is fair to shareholders. Discuss all material events and changes in performance that led to the price adjustment and disclose why the board felt it was not appropriate to seek another opinion from Danielson Associates.

Effects of the Going Private Merger, page 19

31.   Item 1013(d) of Regulation M-A requires a clear description of the benefits and detriments of the transaction on each of the issuer, affiliates and unaffiliated shareholders. These benefits and detriments should be quantified to the extent practicable. Please revise your disclosure accordingly. For example, you state the merger will have the same effect on affiliated and unaffiliated shareholders; however, no affiliated shareholders will be cashed out and the unaffiliated shareholders who remain shareholders will face a significant increase of affiliated ownership.

Effect on Market for Shares, page 19

32.   Revise this section to clarify that because Harbor's shares are no longer registered under the Exchange Act of 1934, the number of trading markets where the shares could be traded by market makers is limited.

Financial Effects of the Merger; Financing the Merger, page 20

33.   We note your disclosure that you expect to fund the transaction with a dividend obtained from the Bank. Please state whether any material conditions to the financing exist and disclose any alternative financing arrangements.

Interests of Executive Officers and Directors in the Merger, page 22

34.   Please revise the percentage of beneficial ownership, including shares issuable upon the exercise of options, to correspond with the chart provided on page 29.

<u>Conduct of Harbor's Business after the Merger, page 22</u>

35.   In the first paragraph, you state that Harbor and the Bank will continue to be regulated by the same regulatory agencies; please revise this sentence given that you will no longer be regulated by the SEC.

36.   Clarify that certain of the company's reporting obligations will continue until 90 days after filing a Form 15.

37.   In the second full paragraph of this section, clarify what you mean by "significant advantages" and by the statement that the company "plans to avail itself of any opportunities it may have as a private company, including, but not limited to, making any public or private equity offerings…."

38.   We note that you reference public equity offerings as an opportunity that Harbor may have following this transaction. In light of the fact that you will no longer be a public company following this transaction, please revise to state that such offering would result in the company being public. Clarify how making such a public offering, and again becoming a public company, would be consistent with your stated reasons for going private.

<u>The Merger Agreement</u>

<u>Conversion of Shares in the Merger Agreement, page 31</u>

39.   We note your statement that your determinations "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the transaction. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

<u>Conditions to the Completion of the Merger, page 33</u>

40.   Tell us your intentions regarding how you will notify security holders and proceed with the solicitation or merger if you waive a material condition.

<u>Fairness Opinion of Danielson Associates</u>

41.   We note that Danielson Associates must consent to the description of its opinion in the proxy statement. Please revise where appropriate to state that the description is in "a form acceptable" to Danielson as noted in its opinion.

<u>Form of Proxy</u>

42.   We note the proxy statement indicates the right has been reserved to use discretionary authority to adjourn the meeting to solicit additional proxies. Adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to adjourn the meeting for this purpose, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and the board's voting recommendation with respect to this proposal.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

·   the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: James I. Lundy, III
        Attorney at Law
        Suite 400
        1700 Pennsylvania Avenue, NW
        Washington, DC 20006